UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MGN Technologies, Inc.
___________________________________________________________________________________________
(Name of Issuer)

Common Stock
___________________________________________________________________________________________
(Title of Class of Securities)

59317W103
___________________________________________________________________________________________
(CUSIP Number)

David A. Hurowitz
Southgate S.E.O., LLC
13825 North Northsight Boulevard, Suite 120
Scottsdale, AZ 85260
(480) 580-2200
___________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2008
___________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59317W103
____________________________________________________________________________________________

1.           Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              David A. Hurowitz
____________________________________________________________________________________________

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           [X]
(b)           [  ]
____________________________________________________________________________________________

3.            SEC Use Only
____________________________________________________________________________________________

4.            Source of Funds (See Instructions)

OO
____________________________________________________________________________________________

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[  ]
____________________________________________________________________________________________

6.           Citizenship or Place of Organization

               United States
____________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.           Sole Voting Power:

23,250,000
________________________________________________________
8.           Shared Voting Power:

0
________________________________________________________
9.           Sole Dispositive Power:

23,250,000
________________________________________________________
10.         Shared Dispositive Power:

0
________________________________________________________

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

23,250,000
____________________________________________________________________________________________

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         [  ]

____________________________________________________________________________________________

13.           Percent of Class Represented by Amount in Row (11)

33.8%
____________________________________________________________________________________________

14.           Type of Reporting Person (See Instructions)

IN
____________________________________________________________________________________________

CUSIP No. 59317W103
____________________________________________________________________________________________

1.             Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Southgate S.E.O., LLC
57-1227334
____________________________________________________________________________________________

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           [X]
(b)           [  ]
____________________________________________________________________________________________

3.           SEC Use Only
____________________________________________________________________________________________

4.           Source of Funds (See Instructions)

              OO
____________________________________________________________________________________________

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[  ]
____________________________________________________________________________________________

6.           Citizenship or Place of Organization

              Arizona
____________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.           Sole Voting Power:

19,750,000
________________________________________________________
8.           Shared Voting Power:

0
________________________________________________________
9.           Sole Dispositive Power:

19,750,000
________________________________________________________
10.         Shared Dispositive Power:

0
________________________________________________________

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

19,750,000
____________________________________________________________________________________________

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         [  ]

____________________________________________________________________________________________

13.           Percent of Class Represented by Amount in Row (11)

28.7%
____________________________________________________________________________________________

14.           Type of Reporting Person (See Instructions)

OO -- Limited Liability Company
____________________________________________________________________________________________

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, no par value (the “Common Stock”), of MGN Technologies, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is #12 – 1730 Broadway Street, Port Coquitlam, British Columbia V3C 2M8.

Item 2.   Identity and Background

(a)	The name of the reporting persons are (i) David A. Hurowitz and (ii) Southgate S.E.O., LLC (“Southgate”).

(b)	The address of both David A. Hurowitz and of Southgate is 13825 North Northsight Boulevard, Suite 120, Scottsdale, AZ 85260.

(c)	David A. Hurowitz is the President and sole member of Southgate. Southgate is in the business of using strategies and technologies to generate website traffic using search engines.

(d)	Neither David A. Hurowitz nor Southgate has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Neither David A. Hurowitz nor Southgate has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	David A. Hurowitz is a citizen of the United States. Southgate S.E.O., LLC is a limited liability company organized under the laws of the state of Arizona.

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to a Consulting Agreement dated December 14, 2005 (the "Consulting Agreement"), Southgate provided certain consulting services to the Issuer, and in exchange for those consulting services Southgate was entitled to receive from the Issuer (i) $30,000 per month during the first year of the Consulting Agreement; (ii) 250,000 shares of the Issuer’s common stock.

Southgate was issued from the Issuer 250,000 shares of Common Stock pursuant to the Consulting Agreement in five installments between March and June of 2006.  The Issuer failed to make certain monthly payments of $30,000 in accordance with the terms of the Consulting Agreement.  In full settlement for the outstanding amounts due and owning under the Consulting Agreement, the Issuer issued to Southgate an additional 19,500,000 shares of the Issuer’s Common Stock on March 5, 2008.

As a result of these issuances to Southgate described above, Southgate is deemed to beneficially own 19,750,000 shares of Common Stock.

Also pursuant to a Consulting Agreement dated December 14, 2005, the Issuer issued to Ownby Mobile Consulting, LLC ("Ownby") 3,500,000 shares of Common Stock in exchange for services rendered and as settlement for outstanding amounts due and owning under such agreement.  David A. Hurowitz as the President and sole member of Ownby has sole voting and dispositive power over all of the shares of Common Stock held by Ownby.

As a result of these issuance to Southgate and Ownby described above,  David A. Hurowitz is deemed to beneficially own 23,250,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

Southgate acquired the shares of Common Stock of the Issuer in the ordinary course of its business as remuneration for services provided to the Issuer.

Neither David A. Hurowitz nor Southgate has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended.

As permitted by law, David A. Hurowitz and/or Southgate may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)	Southgate directly owns 19,750,000 shares of the Issuer’s Common Stock.

The foregoing 19,750,000 shares of Common Stock represent approximately 28.7% of the Issuer’s outstanding Common Stock (based upon 68,710,950 shares of Common Stock outstanding at November 16, 2007, as reported by Issuer in its Form 10-QSB filed with the SEC for the period ended September 30, 2007).

David A. Hurowitz as the President and sole member of Ownby and Southgate has sole voting and dispositive power over the 3,500,000 shares of Common Stock held by Ownby and the 19,750,000 shares of Common Stock held by Southgate.

The foregoing 23,250,000 shares of Common Stock represent approximately 33.8% of the Issuer’s outstanding Common Stock (based upon 68,710,950 shares of Common Stock outstanding at November 16, 2007, as reported by Issuer in its Form 10-QSB filed with the SEC for the period ended September 30, 2007).

(b)	David A. Hurowitz as the President and sole member of Southgate has sole voting and dispositive power over all of the shares of Common Stock held by Southgate.

(c)	Except as disclosed in Item 3 of this Schedule, neither David A. Hurowitz nor Southgate has effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)
No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

None.

Item 7.   Material to Be Filed as Exhibits

EXHIBIT A: Joint Filing Agreement between David A. Hurowitz and Southgate S.E.O., LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2008
Date

/s/  David A. Hurowitz
Signature

April 23, 2008
Date

/s/  David A. Hurowitz
Signature

President and Sole Member, Southgate S.E.O., LLC
Name/Title

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

April 23, 2008
Date

/s/  David A. Hurowitz
Signature

April 23, 2008
Date

/s/  David A. Hurowitz
Signature

President and Sole Member, Southgate S.E.O., LLC
Name/Title